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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2016 (MM/DD/YY) AND ENDING May 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hewins Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 West Beltline Highway, Suite 401
(No. and Street)

Madison	Wisconsin	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia M. Jenkins (952) 270-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 South Pfingsten Road, Suite 300	Deerfield	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC / TM 2017 JUL 31 AM 11:16 RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gennady Bekasov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hewins Brokerage Services, LLC, as of May 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer

Title

Notary Public My commission expires 3/13/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEWINS BROKERAGE SERVICES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2017

TABLE OF CONTENTS




MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Hewins Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Hewins Brokerage Services, LLC (the "Company") as of May 31, 2017 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement- based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hewins Brokerage Services, LLC as of May 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Deerfield, Illinois
July 26, 2017


MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

HEWINS BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

MAY 31, 2017

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

HEWINS BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2017

ASSETS

Assets		
Cash	$	306,953
Commissions receivable		59,076
Regulatory deposits		93
Prepaid expenses and other		3,493
Total assets	$	369,615

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	20,210
Deferred Rent		4,192
Due to related party		40,465
Total liabilities		64,867
Member's Equity		
Member's equity	$	304,748
Total liabilities and member's equity	$	369,615

The accompanying notes are an integral part of these financial statements

HEWINS BROKERAGE SERVICES, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MAY 31, 2017

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Hewins Brokerage Services, LLC. ("Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization for broker-dealers. The Company is also an insurance agency licensed as such in its state of domicile Wisconsin and in any other state(s) where licensing may be required in the course of the Company's business dealings with its customers. The Company became a registered broker-dealer on August 28, 2015. The Company is a wholly owned subsidiary of Hewins Holding, LLC ("Parent Company"). The Parent Company is owned by Wipfli Financial, LLC, ("WIPFLI") and WIPFLI also owns an affiliated registered investment advisor, Hewins Financial Advisors, LLC ("HFA"). The Company is registered in 2 states and is engaged in and earns commissions from the sales of fixed insurance, variable insurance, and mutual fund products.

Cash Concentration

Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At May 31, 2017, the Company had excess cash balances of $56,953.

Accounts Receivable

Accounts receivable represents commission receivables from other broker-dealers and insurance companies.

Management anticipates no material loss from the receivable balances; therefore, no reserve was established at May 31, 2017.

Deferred Rent

The Company records rent expense on the straight-line basis over the term of the lease. The difference between cash paid and expense recorded is deferred rent.

Income taxes

The Company files a consolidated federal and state tax return with HFA as part of WIPFLI. The Company is an LLC and is not required to recognize income tax expense. The Members of WIPFLI will recognize tax expense.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company has an expense sharing agreement with HFA for re-payment of allocated expenses. These expenses include salaries and payroll taxes, accounting and auditing, office supplies, software, and other administrative expenses. During the year ended May 31, 2017, the expense incurred to HFA was $450,655 and the expense incurred to WIPFLI was $26,860. The net amount owed to HFA at May 31, 2017 amounted to $40,465. Additionally, the Company pays rent to a related party (see Note 4).

A percentage of the profit may be distributed to the Parent Company or HFA on behalf of the Parent Company at the Parent Company's discretion. On November 4, 2016, a distribution in the amount of $200,000 was made to the Parent Company.

3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, at May 31, 2017, net capital was $242,086, which exceeded the minimum capital requirement by $237,086. Aggregate indebtedness was $64,867 at May 31, 2017, resulting in a ratio of aggregate indebtedness to net capital of 0.27 to 1.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

4. Lease Commitments

The Company leases approximately 300 square feet of office space from Wipfli, LLP under the terms of an operating sublease ("the Sublease") entered into on July 20, 2015. The Company pays a monthly minimum lease payment of $2,285. The Sublease expires when the original lease with WIPFLI (the "Prime Lease") is cancelled or terminated. The Prime Lease expires in November 2023.

Approximate future minimum rental commitments due under the Sublease are as follows:

FYE		Amount
2018		27,534
2019		28,222
2020		28,932
2021		29,656
2022		30,402
2023		31,162
2024		15,906
	Total	$ 191,814

5. Commitments and Contingencies

There are no additional commitments and contingencies that would have a material impact as of May 31, 2017.

6. Concentration of Receivables

Substantially all of the commission receivables are from ValMark.